                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                               (Amendment No. 1)


                              Detrex Corporation
  --------------------------------------------------------------------------
                               (Name of Issuer)

                          Common Stock, $2 par value
  --------------------------------------------------------------------------
                        (Title and Class of Securities)

                                   250685104
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                                (CUSIP Number)

                              E. Burke Ross, Jr.
                               330 South Street
                                 P.O. Box 1975
                             Morristown, NJ  07962
                                (973) 290-2304
  --------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               November 3, 2001
  --------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 6 Pages)

                                 SCHEDULE 13D
CUSIP NO. 250685104                                         Page 2 of 6 Pages
         ----------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      WR Investment Partners Small Cap Corp. EIN 22-3612003
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
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      SEC USE ONLY
 3

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      SOURCE OF FUNDS*
 4
      WC
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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      New Jersey
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                          SOLE VOTING POWER
                     7
     NUMBER OF
                          222,300
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          222,300
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      222,300
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[ ]
12

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      14.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.   250685104                      Schedule 13D      Page 3 of 6 Pages
---------------------

Item 1.  Security and Issuer

     This Schedule 13D relates to the Common Stock, $2 par value ("Common Stock"), of Detrex Corporation, a Michigan corporation (the "Issuer" or "Detrex"). The Issuer's principal executive offices are located at 24901 Northwestern Highway, Suite 500, Southfield, Michigan 48075.

Item 2.  Identity and Background.

     (a) WR Investment Partners Small Cap Corp., a New Jersey corporation ("WR Investment").

     (b) P.O. Box 1975, 330 South Street, Morristown, New Jersey 07962.

     (c) WR Investment's principal business is investing activities.

     (d) No.

     (e) No.

     (f) United States.

Item 3.  Source and Amount of Funds or Other Consideration.

     WR Investment would acquire additional stock of Detrex with cash from available cash.

Item 4.  Purpose of Transaction.

     WR Investment is filing this Amendment to report purchases in the open market of an additional 132,200 shares of Common Stock. WR Investment acquired the Common Stock for investment purposes. While WR Investment supports the Company's management, it will continue to actively monitor the Company's activities and initiatives. To the extent that WR Investment does not believe that the Company and its management are maximizing shareholder value, it reserves the right to change its investment purpose or intentions and to take any and all actions that it may deem appropriate or necessary to realize the intrinsic value of its investment, including, among other things, acquiring additional securities of the Company, disposing of any securities of the Company owned by it, seeking representation on the Board of Directors, requesting the Board of Directors to engage the services of a nationally recognized investment banking firm to facilitate the analysis and execution of strategic alternatives, soliciting other stockholders to participate with WR Investment to replace a majority of the Board of Directors, or take other action regarding anti-takeover protections of the Company, or formulating other plans or proposals regarding the Company or its securities to the extent deemed advisable by WR Investment in light of its general investment policies, market conditions, subsequent developments affecting the Company, the general business and future profits of the Company, tax implications or other factors.

Item 5.  Interest in Securities of the Issuer.

     (a) WR Investment is the beneficial owner of 222,300 shares of Common Stock, which together constitute 14.0% of the outstanding Common Stock.
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CUSIP No.   250685104              Schedule 13D            Page 4 of 6 Pages
---------------------


     (b) WR Investment has the sole power to vote and dispose of 222,300 shares of Common Stock, which together constitute 14.0% of the outstanding shares of Common Stock.

     (c) WR Investment has conducted the following transactions within the past sixty days:

         1.  September 19, 2001, 5000 shares purchased at $5.35 per share;
         2.  September 28, 2001, 10,000 shares purchased at $5.08 per share;
         3.  October 29, 2001, 3000 shares purchased at $4.35 per share; and
         4.  November 3, 2001, 5000 shares purchased at $4.09 per share.

     Furthermore, since WR Investment filed its original Schedule 13D in May 1999, it has purchased an aggregate of 132,200 shares of Common Stock on the open market at prices ranging from a high of $6.50 to a low of $5.07.

     1.  April 6, 1999, 2000 shares purchased at $6.25 per share;
     2.  April 13, 1999, 18,600 shares purchased at $6.30 per share;
     3.  April 29, 1999, 800 shares purchased at $5.90 per share
     4.  June 16, 1999, 4000 shares purchased at $6.36 per share;
     5.  June 23, 1999, 800 shares purchased at $6.41 per share;
     6.  June 28, 1999, 7000 shares purchased at $6.47 per share;
     7.  June 29, 1999, 2000 shares  purchased at $6.50 per share;
     8.  July 8, 1999, 1000 shares purchased at $6.15 per share;
     9.  July 12, 1999, 1000 shares purchased at $5.98 per share;
    10.  July 12, 1999, 4000 shares purchased at $6.10 per share;
    11.  July 14, 1999, 1000 shares purchased at $6.15 per share;
    12.  July 22, 1999, 800 shares purchased at $6.28 per share;
    13.  July 27, 1999, 1000 shares purchased at $6.27 per share;
    14.  September 8, 1999, 4000 shares purchased at $5.86 per share;
    15.  September 8, 1999, 2000 shares purchased at $5.99 per share;
    16.  September 9, 1999, 600 shares purchased at $5.95 per share;
    17.  November 20, 2000, 1000 shares purchased at $5.24 per share;
    18.  November 21, 2000, 500 shares purchased at $5.29 per share;
    19.  November 27, 2000, 1000 shares purchased at $5.39 per share;
    20.  December 1, 2000, 1000 shares purchased at $5.89 per share;
    21.  December 4, 2000, 2500 shares purchased at $5.87 per share;
    22.  January 1, 2000, 2000 shares purchased at $5.87 per share;
    23.  January 3, 2001, 1000 shares purchased at $5.89 per share;
    24.  January 29, 2001, 1300 shares purchased at $5.25 per share;
    25.  March 1, 2001, 2000 shares purchased at $5.11 per share;
    26.  March 21, 2001, 33,000 shares purchased at $5.07 per share;
    27.  March 28, 2001, 1400 shares purchased at $5.12 per share;
    28.  March 30, 2001, 500 shares purchased at $5.44 per share;
    29.  March 30, 2001, 500 shares purchased at $5.57 per share;
    30.  March 30, 2001, 200 shares purchased at $5.13 per share;
    31.  March 30, 2001, 17,200 shares purchased at $6.07 per share;

CUSIP No.   250685104           Schedule 13D               Page 5 of 6 Pages
---------------------

    32.  August 22, 2001, 1100 shares purchased at $5.39 per share; and
    33.  August 23, 2001, 800 shares purchased at $5.40 per share.

(d)-(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     On February 23, 1999, E. Burke Ross, Jr. and Rufus M.G. Williams, Jr. entered into a Letter Agreement to form the Detrex Joint Venture (the "J.V."). The J.V.'s purpose is to acquire up to 15% of the Common Stock of Detrex through WR Investment. The description of the Agreement is qualified in its entirety by reference to the full text of the Agreement filed as Exhibit 1 hereto and incorporated herein by reference.

Item 7.  Material to be Filed As Exhibits

     Exhibit 1  Letter Agreement, dated as of February 23, 1999, by and between
                E. Burke Ross, Jr. and Rufus M.G. Williams, Jr. (filed as
                Exhibit 1 to Schedule 13D dated May 24, 1999 filed by W.R. Investment and incorporated herein by reference).



[Remainder of page is left intentionally blank. Signatures begin on next page]

CUSIP No.   250685104            Schedule 13D              Page 6 of 6 Pages
---------------------

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: November 16, 2001



                                           WR INVESTMENT PARTNERS SMALL
                                           CAP CORP.


                                           By: /s/ E. Burke Ross Jr.
                                               _______________________
                                               Name:  E. Burke Ross Jr.
                                               Title: President